

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

Via E-mail
Twin Cities Power Holdings, LLC
Timothy S. Krieger
Chief Executive Officer
16233 Kenyon Ave., Suite 210
Lakeville, Minnesota 55044

  Re: Twin Cities Power Holdings, LLC
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 30, 2012
    File No. 333-179460

Dear Mr. Krieger:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Consolidated Financial Data, page 4</u>

1. We note the description of the fixed charge ratio in footnote 1. Please expand the footnote to explain your basis for only requiring one-third of operating lease rental expense.

<u>"TCE is currently subject to an investigation by FERC that could result in liability," page 15</u>

2. Please revise your disclosure to indicate that FERC has the authority to assess fines and penalties of up to $1.0 million per day per violation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

3.   We note your response to prior comment 9 and reissue a portion of our comment because it does not appear that your new disclosure fully addressed the comment. Please disclose additional information regarding your energy commodity contracts and energy commodity option contracts, including the settlement dates and fair value of each type of contract.

Consulting Agreements, page 48

4.   We note your disclosure of payments made to Mr. Sharp for consulting services. Please tell us why the payment is disclosed on page 48 as $11,000 per month when the disclosure on page 49 seems to indicate a $15,000 per month retainer.

Plan of Distribution, page 67

5.   We note your response to comment 15. However, we also note that the Servicing Agent's commissions are indirectly related to the amount of notes issued and that the Servicing Agent may be interacting with potential investors through responses to written and telephonic requests for information about the notes. Please explain to us why you believe that, to the extent the Servicing Agent is responding to inquiries from potential investors based on the prospectus and other sales materials, the servicing agent would not be participating in the distribution for purposes of Section 2(a)(11).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Timothy S. Krieger
Twin Cities Power Holdings, LLC
April 19, 2012
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551- 3439or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551- 3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Mark S. Weitz, Esq.